UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

18851 NE 29th Ave. Suite 700

Aventura, FL 33180

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Appointment of Ben Kaplan as Chairman of the Board

Ben Kaplan, the Company’s CEO was appointed to the Company’s Board of Directors and elected as Chairman. The Board also awarded him a Director’s Fee of US$50,000 per year. Mr. Kaplan has been the Company’s CEO since June 2019.

Adoption of 2020 Ehave Equity Incentive Plan

On July 27, 2020, the Board of Directors approved the 2020 Ehave Equity Incentive Plan (the “Plan”) that is attached hereto as an Exhibit. The Plan allows for the issuance of up to 10 million shares of the Company’s common stock as equity incentives to officers, directors, employees and consultants to the Company. The Plan also authorizes the issuances of up to 1,000,000 options to purchase common shares.

Stock Awards to Board

On August 4, 2020 following the adoption of the Plan, directors Zeke Kaplan and Binyomin Posen entered into Award Agreements granting them 387,597 value at US$.129 per share, being the closing price for the Company’s common shares on the date of the grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

August 20, 2020	By:	/s/ Ben Kaplan
Ben Kaplan
CEO

EXHIBIT INDEX

Exhibit No.	Description
4.1	2020 Ehave Equity Incentive Plan
10.1	Stock Grant to Binyomin Posen
10.2	Stock Grant to Zeke Kaplan